NORTHERN
ABITIBI
MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

[redacted]

08005156

FILE No.
82-4749

SEC Mail Processing
Section

SEP 3 0 2008

Washington, DC
110

September 22, 2008

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
<u>News Release Dated September 22, 2008</u>

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

for Barb O'Neill

PROCESSED
OCT 0 3 2008
THOMSON REUTERS

10/2

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **SEPTEMBER 22, 2008**

News Release: **08-12** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or Jean Pierre Jutras 1.403.233.2636**
Web: http://www.naminco.ca

DRILLING TO COMMENCE AT THE VIKING GOLD PROPERTY IN NEWFOUNDLAND

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that a drill contractor has been retained to drill the Viking gold Property in Newfoundland. A minimum 10 hole, 600 meter drill program is scheduled to commence at Viking on September 30th.

The drill program is designed to test several high grade gold zones that have recently been discovered by trenching (see news release 08-11). Drilling at trenches 1 and 7 will target a mineralized fault contact between mafic and felsic rock units. This area contains high grade mineralization in bedrock including 79.5 g/t gold over 0.5 meters, and 35 g/t gold over 1 meter, as well as quartz boulders with grades up to 314.1 g/t gold. Zones of lower grade gold mineralization surround the high grade including 2.2 g/t Au over 7 meters, and 1.2 g/t Au over 4 meters. Several short drill holes in this zone will test the high grade mineralization and lower grade halo at shallow depths, and will better define the controls and orientation of the mineralized zone.

Several drill holes will target Trench 9 where a quartz-sulfide vein returned 308 g/t gold over 0.75 meters, and a grab sample of the same vein returned 335.4 g/t gold. Altered rocks surrounding the high grade vein are strongly mineralized with values including 7.9 g/t gold over 2.2 meters, 1.9 g/t gold over 4 meters, and 8 g/t gold over 1 meter. Drill holes will test the high grade vein and its mineralized halo down dip and along strike.

At least 2 drill holes are planned to test mineralization in Trench 14 including a high-grade zone with 84.4 g/t gold over 1 meter surrounded by a large zone of lower grade mineralization including 7.7 g/t gold over 2 meters, 0.5 g/t Au over 9 meters, and 0.4 g/t Au over 6 meters.

The company is very pleased to have been able to rapidly secure a drill for the Viking property this field season. The zones being tested are new discoveries made during Northern Abitibi's 2007 and 2008 trenching programs and they have never been drill tested before. All of the zones being drill tested are open in all directions and excellent potential exists to demonstrate the presence of a large mineralized system.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years. A description of the Viking project is available on our website (www.naminco.ca).

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **SEPTEMBER 22, 2008**

News Release: **08-12** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

DRILLING TO COMMENCE AT THE VIKING GOLD PROPERTY IN NEWFOUNDLAND

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that a drill contractor has been retained to drill the Viking gold Property in Newfoundland. A minimum 10 hole, 600 meter drill program is scheduled to commence at Viking on September 30th.

The drill program is designed to test several high grade gold zones that have recently been discovered by trenching (see news release 08-11). Drilling at trenches 1 and 7 will target a mineralized fault contact between mafic and felsic rock units. This area contains high grade mineralization in bedrock including 79.5 g/t gold over 0.5 meters, and 35 g/t gold over 1 meter, as well as quartz boulders with grades up to 314.1 g/t gold. Zones of lower grade gold mineralization surround the high grade including 2.2 g/t Au over 7 meters, and 1.2 g/t Au over 4 meters. Several short drill holes in this zone will test the high grade mineralization and lower grade halo at shallow depths, and will better define the controls and orientation of the mineralized zone.

Several drill holes will target Trench 9 where a quartz-sulfide vein returned 308 g/t gold over 0.75 meters, and a grab sample of the same vein returned 335.4 g/t gold. Altered rocks surrounding the high grade vein are strongly mineralized with values including 7.9 g/t gold over 2.2 meters, 1.9 g/t gold over 4 meters, and 8 g/t gold over 1 meter. Drill holes will test the high grade vein and its mineralized halo down dip and along strike.

At least 2 drill holes are planned to test mineralization in Trench 14 including a high-grade zone with 84.4 g/t gold over 1 meter surrounded by a large zone of lower grade mineralization including 7.7 g/t gold over 2 meters, 0.5 g/t Au over 9 meters, and 0.4 g/t Au over 6 meters.

The company is very pleased to have been able to rapidly secure a drill for the Viking property this field season. The zones being tested are new discoveries made during Northern Abitibi's 2007 and 2008 trenching programs and they have never been drill tested before. All of the zones being drill tested are open in all directions and excellent potential exists to demonstrate the presence of a large mineralized system.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years. A description of the Viking project is available on our website (www.naminco.ca).

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **SEPTEMBER 22, 2008**

News Release: **08-12** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

DRILLING TO COMMENCE AT THE VIKING GOLD PROPERTY IN NEWFOUNDLAND

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that a drill contractor has been retained to drill the Viking gold Property in Newfoundland. A minimum 10 hole, 600 meter drill program is scheduled to commence at Viking on September 30th.

The drill program is designed to test several high grade gold zones that have recently been discovered by trenching (see news release 08-11). Drilling at trenches 1 and 7 will target a mineralized fault contact between mafic and felsic rock units. This area contains high grade mineralization in bedrock including 79.5 g/t gold over 0.5 meters, and 35 g/t gold over 1 meter, as well as quartz boulders with grades up to 314.1 g/t gold. Zones of lower grade gold mineralization surround the high grade including 2.2 g/t Au over 7 meters, and 1.2 g/t Au over 4 meters. Several short drill holes in this zone will test the high grade mineralization and lower grade halo at shallow depths, and will better define the controls and orientation of the mineralized zone.

Several drill holes will target Trench 9 where a quartz-sulfide vein returned 308 g/t gold over 0.75 meters, and a grab sample of the same vein returned 335.4 g/t gold. Altered rocks surrounding the high grade vein are strongly mineralized with values including 7.9 g/t gold over 2.2 meters, 1.9 g/t gold over 4 meters, and 8 g/t gold over 1 meter. Drill holes will test the high grade vein and its mineralized halo down dip and along strike.

At least 2 drill holes are planned to test mineralization in Trench 14 including a high-grade zone with 84.4 g/t gold over 1 meter surrounded by a large zone of lower grade mineralization including 7.7 g/t gold over 2 meters, 0.5 g/t Au over 9 meters, and 0.4 g/t Au over 6 meters.

The company is very pleased to have been able to rapidly secure a drill for the Viking property this field season. The zones being tested are new discoveries made during Northern Abitibi's 2007 and 2008 trenching programs and they have never been drill tested before. All of the zones being drill tested are open in all directions and excellent potential exists to demonstrate the presence of a large mineralized system.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years. A description of the Viking project is available on our website (www.naminco.ca).

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

END